SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 21, 2011

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Announcement of LM Ericsson Telephone Company, dated July 20, 2011 regarding “ST–Ericsson’s second quarter report 2011”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/S/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: July 21, 2011

Press Release July 20, 2011

ST–Ericsson reports second quarter 2011 financial results

•	Net sales $385 million

•	Adjusted operating loss1) $ 181 million

•	Revenue from new products grew sequentially

Geneva, Switzerland, July 20, 2011 - ST–Ericsson, a joint venture of STMicroelectronics (NYSE:STM) and Ericsson (NASDAQ:ERIC), reported financial results for the second fiscal quarter ending July 2, 2011.

“The lower second quarter revenue was substantially in line with our expectations,” said Gilles Delfassy, president and CEO of ST–Ericsson. “In the quarter we saw legacy product sales decline again sequentially contributing to a wider operating loss; however, we saw revenue from new products grow over the prior quarter, reaching about 45 percent of total sales .

“Our high–speed Thor™ modem revenue grew more than 20 percent sequentially as new HSPA+ phones continued to ramp in the market. Also in the quarter we delivered first samples of our Thor M7400 LTE modem and conducted field trials on our NovaThor™ U8500 platform with several customers. We are very pleased with our increasing progress on the NovaThor U8500, although initial volumes will be somewhat lower due to reduced demand at certain customers.

“We continue to be encouraged by the traction we have with industry–leading customers on our new platforms; however, we are keenly aware of our current financial situation. As announced in June, we are taking additional actions aimed at reducing costs while not compromising the execution of our new products and delivery to customers.

“While the present financial situation is very tough, we are on track to complete the transition to our new product portfolio in order to realize our aim of profitable leadership in this market.”

Press Release July 20, 2011

2011 second quarter financial summary (unaudited)
$ million	Q2 2011	Q1 2011	Q2 2010
Income Statement
NET SALES	385	444	544
OPERATING INCOME/(LOSS) ADJUSTED 1) for:	(181)	(149)	(118)

- amortization of acquisition-related intangibles	(25)	(25)	(25)
- restructuring charges	(15)	(4)	(5)
OPERATING INCOME / (LOSS) as reported	(222)	(178)	(148)
NET INCOME / (LOSS)	(221)	(178)	(139)

$ million	Q2 2011	Q1 2011	Q2 2010
Net Financial Position 2)
Cash, cash equivalents & short-term deposits	18	39	43
Parent companies short- term credit facilities	(445)	(234)	0
Net Financial Position2)	(427)	(195)	43

Additional financial information

The net financial position at the end of the second quarter was negative $427 million. The sequential decrease was mainly due to the operating loss. During the second quarter the company sold trade receivables without recourse, of which $179 million were outstanding at the end of the quarter, representing a sequential increase of $31 million. Inventory decreased by $3 million, reaching $318 million at the end of the quarter.

Outlook

For the third quarter 2011, ST-Ericsson expects net sales to be about flat sequentially, reflecting increased revenue from new products offset by lower R&D services sales for advanced modem development and a continued decline in legacy product sales.

Press Release July 20, 2011

Highlights – products, technology and wins announced in second quarter 2011

•	Products

•	Launched the Thor M5780 21Mbps, tailored for smartphones and 30 percent smaller compared to previous modem solutions.

•	Customers

•

As of the end of first quarter, Ericsson had approximately 100 design wins for notebooks and netbooks and 25 design wins for tablets with modules using ST–Ericsson modems, with the majority based on the Thor M57xx 21Mbps family

•	Samsung selected the Thor M5720 modem to underpin the Samsung Infuse™ 4G smartphones launched with AT&T in the US

•	In June T–Mobile USA introduced the Samsung Exhibit™ 4G which is underpinned by ST–Ericsson’s 21Mbps Thor modem

•	All new Panasonic Toughbook™ computers will feature Ericsson’s mobile broadband module, based on the ST–Ericsson Thor 21Mbps modem.

Financial results appendix (unaudited)

2010 financial results by quarter

$ million	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Income Statement
NET SALES	606	544	565	577
OPERATING INCOME/(LOSS) ADJUSTED 1) for:	(114)	(118)	(85)	(119)

– amortization of acquisition–related intangibles	(24)	(25)	(25)	(28)
– restructuring charges	(27)	(5)	(19)	(24)
OPERATING INCOME / (LOSS) as reported	(164)	(148)	(129)	(171)
NET INCOME / (LOSS)	(154)	(139)	(121)	(177)

Footnotes

1)	The adjusted operating income/(loss) is defined as the operating income/(loss) reported before amortization of acquisition–related intangibles and restructuring charges and is used by management to help enhance the understanding of ongoing operations and to communicate the impact of the items on the operating loss as reported.
2)	Net financial position represents the balance between financial assets, which comprise cash, cash equivalents and short–term deposits, and financial debt which includes bank overdrafts and parent companies short-term bridge credit facilities

Press Release July 20, 2011

Notes to editors

ST-Ericsson invites journalists, analysts and investors to a conference call scheduled on July 21 at 5pm CET. Call-in numbers, a live webcast of the conference call, as well as supporting slides, will be available at www.stericsson.com/investors/investors.jsp.

About ST-Ericsson

ST-Ericsson is a world leader in developing and delivering a complete portfolio of innovative mobile platforms and cutting-edge wireless semiconductor solutions across the broad spectrum of mobile technologies. The company is a leading supplier to the top handset manufacturers and generated sales of $2.3 billion in 2010. ST-Ericsson was established as a 50/50 joint venture by STMicroelectronics (NYSE:STM) and Ericsson (NASDAQ:ERIC) in February 2009, with headquarters in Geneva, Switzerland.

www.stericsson.com

www.twitter.com/STEricssonForum

FOR FURTHER INFORMATION, PLEASE CONTACT:
Global Communications & Media Relations	Investor & Analyst Relations
Carol Streitberger Brighton, Geneva, Switzerland	Fabrizio Rossini, Geneva, Switzerland
Phone: +41 22 929 6973
Email: investor.relations@stericsson.com

Kristina Embring Klang, Lund, Sweden	Public & Media Relations
Phone: +46 46 103 194	Roland Sladek, Geneva, Switzerland
Email: media.relations@stericsson.com	Phone: +41 22 930 2733

Ericsson Investor Relations	STMicroelectronics Investor Relations
Asa Konnbjer, Stockholm, Sweden	Tait Sorensen, Phoenix AZ, US
Phone: +46 10 713 3928	Phone: +1 602 485 2064
E-mail: investor.relations@ericsson.com	Celine Berthier, Geneva, Switzerland
Phone: +41 22 929 5812
Email: investors@st.com

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The ST-Ericsson results reported in this press release do not reflect in their entirety the results of the Wireless Segment of STMicroelectronics, which include other activities that are not part of ST-Ericsson.

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This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see STMicroelectronics’ (NYSE:STM) and Ericsson’s (NASDAQ:ERIC) filings with the US Securities and Exchange Commission, particularly each company’s latest published Annual Report on Form 20-F.

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